Exhibit 99.2

SILVERCORP METALS INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Expressed in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2011	March 31, 2011	April 1, 2010
ASSETS			(Note 26)
Current Assets
Cash and cash equivalents		$124,043	$147,224	$50,618
Short-term investments		52,623	59,037	43,773
Trade and other receivables		3,293	1,051	510
Inventories	5	4,035	3,895	3,175
Due from related parties	15	9,266	203	138
Prepaids and deposits		2,867	2,743	1,964
		196,127	214,153	100,178

Non-current Assets
Long term prepaids and deposits	6	21,833	893	583
Investment in an associate	7	14,886	15,822	6,103
Other investments	8	39,432	46,286	9,003
Plant and equipment	9	49,910	36,516	29,011
Mineral rights and properties	10	218,806	191,799	114,261
Deferred income tax assets		729	1,146	1,315
TOTAL ASSETS		$541,723	$506,615	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$27,805	$12,770	$7,504
Deposits received		3,730	13,278	6,737
Bank loan		-	-	1,465
Current portion of environmental rehabilitation	11	-	323	292
Dividends payable		3,284	3,600	3,238
Income tax payable		7,125	3,047	1,658
Due to a related party	15	249	3,447	-
		42,193	36,465	20,894

Non-current Liabilities
Deferred income tax liabilities		20,764	13,564	-
Environmental rehabilitation	11	3,360	2,909	2,357
Total Liabilities		66,317	52,938	23,251

Equity
Share capital		232,131	266,081	145,722
Contributed surplus		4,271	3,131	4,620
Reserves		24,717	24,717	24,717
Accumulated other comprehensive income	13	13,660	19,362	319
Retained earnings		124,320	87,326	33,099
Total equity attributable to the equity holders of the Company		399,099	400,617	208,477

Non-controlling interests	14	76,307	53,060	28,726
Total Equity		475,406	453,677	237,203

TOTAL LIABILITIES AND EQUITY		$541,723	$506,615	$260,454
Commitments	23

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,

	Notes	2011	2010	2011	2010

Sales		$62,055	$36,338	$131,774	$73,067
Cost of sales	16	14,435	9,742	28,494	19,933
Gross profit		47,620	26,596	103,280	53,134

General and administrative	17	8,495	3,880	14,578	8,546
General exploration and property investigation		1,209	1,110	3,001	2,435
Foreign exchange loss (gain)		(1,284)	570	(760)	(303)
Loss on disposal of plant and equipment		171	449	253	449
Gain on disposal of mineral rights and properties		-	-	-	(537)
Income from operations		39,029	20,587	86,208	42,544

Share of gain in an associate	7	116	1,798	92	1,760
Gain (loss) on investments		(670)	126	(1,829)	77
Other income		126	84	301	196
Income before finance items and income taxes		38,601	22,595	84,772	44,577

Finance income	18	1,110	326	1,780	591
Finance costs	11,18	(23)	(50)	(46)	(110)
Income before income taxes		39,688	22,871	86,506	45,058

Income tax expense	19	13,786	5,388	26,360	8,640
Net income for the period		$25,902	$17,483	$60,146	$36,418

Attributable to:
Equity holders of the Company		$18,471	$12,434	$44,113	$26,555
Non-controlling interests	14	7,431	5,049	16,033	9,863
		$25,902	$17,483	$60,146	$36,418

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.11	$0.08	$0.25	$0.16
Diluted earnings per share		$0.11	$0.08	$0.25	$0.16
Weighted Average Number of Shares Outstanding - Basic		173,664,959	164,934,678	174,343,192	164,825,570
Weighted Average Number of Shares Outstanding - Diluted		174,282,790	165,703,536	175,122,557	165,642,570

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2011	2010	2011	2010

Net income for the period		$25,902	$17,483	$60,146	$36,418
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available for sale securities, net of tax of $nil, $nil	8	(2,271)	1,442	(4,187)	1,149
Currency translation adjustment, net of tax of $nil, $nil		(5,108)	4,559	18	2,901
Other comprehensive income (loss) for the period, net of taxes		(7,379)	6,001	(4,169)	4,050
Comprehensive income for the period, net of taxes		$18,523	$23,484	$55,977	$40,468

Attributable to:
Equity holders of the Company		$10,261	$17,995	$38,411	$29,929
Non-controlling interests		8,262	5,489	17,566	$10,539
		$18,523	$23,484	$55,977	$40,468

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period		$25,902	$17,483	$60,146	$36,418
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		23	40	46	80
Depreciation, amortization and depletion		3,294	1,666	5,881	3,337
Share of gain in an associate		(116)	(1,798)	(92)	(1,760)
Deferred income tax expense		4,379	581	5,507	1,116
Loss (gain) on investments		670	(126)	1,829	(77)
Loss on disposal of plant and equipment		171	449	253	449
Gain on disposal of mineral rights and properties		-	-	-	(537)
Stock-based compensation		841	477	1,619	1,231
Changes in non-cash operating working capital	24	15	(4,131)	(6,075)	(2,434)
Net cash provided by operating activities		35,179	14,641	69,114	37,823
Investing activities
Mineral rights and properties
Acquisition and capital expenditures		(7,326)	(6,263)	(13,701)	(11,918)
Proceeds on disposals		-	-	-	537
Plant and equipment
Acquisition		(6,018)	(2,624)	(10,150)	(3,407)
Proceeds on disposals		-	1	-	1
Other investments
Acquisition		-	(2,019)	(1,020)	(2,019)
Net redemptions of short-term investments		12,813	15,584	7,820	209
Acquisition of Zhongxing/Chuanxin		(3,403)	-	(3,403)	-
Prepayments to acquire mineral property, plant and equipment		(19,989)	(420)	(21,095)	(1,232)
Net cash provided by (used in) investing activities		(23,923)	4,259	(41,549)	(17,829)

Financing activities
Net repayment from (advance to) related parties		(11,113)	318	(12,290)	305
Bank loan
Repayments		-	-	-	(1,473)
Non-controlling interests
Contribution	14	578	-	5,158	-
Cash dividends distributed		(3,705)	(3,174)	(7,305)	(6,374)
Capital stock
Proceeds from issuance of common shares		61	829	951	2,017
Normal course issuer bid	12(d)	(35,380)	-	(35,380)	-
Net cash used in financing activities		(49,559)	(2,027)	(48,866)	(5,525)

Effect of exchange rate changes on cash and cash equivalents		(3,330)	1,894	(1,880)	1,176

Increase (decrease) in cash and cash equivalents		(41,633)	18,767	(23,181)	15,645

Cash and cash equivalents, beginning of the period		165,676	47,496	147,224	50,618

Cash and cash equivalents, end of the period		$124,043	$66,263	$124,043	$66,263

Supplementary cash flow information	24

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity
						other		attributable to the	Non-
		Number of		Contributed		comprehensive	Retained	equity holders of	controlling
	Notes	shares	Amount	surplus	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2010		164,430,417	$145,722	$4,620	$24,717	$319	$33,099	$208,477	$28,726	$237,203
Options exercised		465,411	3,273	(1,130)	-	-	-	2,143	-	2,143
Shares issued for 10% interest of Henan Huawei		163,916	1,127	(998)	-	-	-	129	(129)	-
Shares issued for property		50,000	343	-	-	-	-	343	-	343
Warrants issued for property		-	-	181	-	-	-	181	-	181
Stock-based compensation		-	-	1,231	-	-	-	1,231	-	1,231
Unrealized gain on available-for-sale securities, net of taxes		-	-	-	-	1,149	-	1,149	-	1,149
Cash dividends		-	-	-	-	-	(6,316)	(6,316)	-	(6,316)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(5,462)	(5,462)
Net income for the period		-	-	-	-	-	26,555	26,555	9,863	36,418
Currency translation adjustment		-	-	-	-	2,225	-	2,225	676	2,901
Balance, September 30, 2010		165,109,744	$150,465	$3,904	$24,717	$3,693	$53,338	$236,117	$33,674	$269,791
Options exercised		615,965	5,176	(1,941)	-	-	-	3,235	-	3,235
Financing		9,200,000	116,840	-	-	-	-	116,840	-	116,840
Share issuance costs		-	(6,400)	-	-	-	-	(6,400)	-	(6,400)
Stock-based compensation		-	-	1,168	-	-	-	1,168	-	1,168
Unrealized gain on available-for-sale securities, net of taxes		-	-	-	-	3,282	-	3,282	-	3,282
Cash dividends		-	-	-	-	-	(7,111)	(7,111)	-	(7,111)
Acquisition of Yunxiang		-	-	-	-	-	-	-	11,296	11,296
Distribution to non-controlling interests		-	-	-	-	-	-	-	(5,120)	(5,120)
Net income for the period		-	-	-	-	-	41,099	41,099	12,199	53,298
Currency translation adjustment		-	-	-	-	12,387	-	12,387	1,011	13,398
Balance, March 31, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		145,445	1,430	(479)	-	-	-	951	-	951
Stock-based compensation		-	-	1,619	-	-	-	1,619	-	1,619
Normal course issuer bid	12(d)	(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction cost	12(d)	-	(105)	-	-	-	-	(105)	-	(105)
Unrealized loss on available-for-sale securities, net of taxes		-	-	-	-	(4,187)	-	(4,187)	-	(4,187)
Cash dividends	12(c)	-	-	-	-	-	(7,119)	(7,119)	-	(7,119)
Acquisition of Zhongxing/Chuanxin	4(a)	-	-	-	-	-	-	-	523	523
Contribution from non-controlling interests	14	-	-	-	-	-	-	-	5,158	5,158
Net income for the period		-	-	-	-	-	44,113	44,113	16,033	60,146
Currency translation adjustment		-	-	-	-	(1,515)	-	(1,515)	1,533	18
Balance, September 30, 2011		170,603,142	$232,131	$4,271	$24,717	$13,660	$124,320	$399,099	$76,307	$475,406

See accompanying notes to the unaudited condensed consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The unaudited condensed consolidated financial statements of the Company as at and for the three and six months ended September 30, 2011 were authorized for issue in accordance with a resolution of the board of directors dated on November 7, 2011. Operating results for the six months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending March 31, 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

International Financial Reporting Standards (“IFRS”) require companies that adopt IFRS to make an explicit and unreserved statement in their first annual IFRS financial statements of compliance with IFRS. The Company will make this statement when it issues its financial statements for the year ending March 31, 2012.

Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These unaudited condensed consolidated financial statements represent the Company’s second presentation (initial presentation – June 30, 2011) of its results and financial position under IFRS and as such were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS (“IFRS 1”). The disclosures of the elected transition exemptions, reconciliation and explanation of accounting policy compared to Canadian GAAP have been provided in Note 25 to these financial statements. The policies applied in these condensed consolidated financial statements are based on IFRS issued and effective as at the date the Board of Directors approved these financial statements for issue. Any subsequent changes to IFRS could result in a restatement of these financial statements, including the transition adjustments recognized on conversion to IFRS.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2011, which were prepared in accordance with Canadian GAAP, and have been restated in the IFRS disclosures included in Note 25.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries, see Note 3 (a) for the details of the Company’s subsidiaries.

Subsidiaries are fully consolidated from the date on which the Company obtains control. For non-wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances and transactions between the Company and its subsidiaries are eliminated on consolidation.

(c)Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e)Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”) as it is the most prominent presentation currency used amongst peers in the industry as well as the markets where the Company’s shares are listed. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold and exchange differences arise, such differences are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally satisfied when the title is passed to the customer. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Inventories of ore and concentrates are sampled for metal content and are valued based on the lower of actual costs incurred or estimated net realizable value based on the period ending prices of contained metals. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment and furniture	5 years
Machinery and equipment	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(k)Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. Upon determination that a mineral property can be economically developed, which occurs at the earlier of: completion of positive economic analysis of the mineral deposit by establishing proven and probable reserves; or obtaining a mining permit, the subsequent development costs incurred such as to further delineate the ore body and costs incurred during production to increase output by providing access to additional sources of mineral resources, are also capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. If commercial production commences prior to the determination of proven and

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

(l) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m) Rehabilitation Provision

The Company recognizes rehabilitation provision for statutory, contractual, constructive or other legal obligations relating to site reclamation and restoration costs that will incur on the retirement of assets and abandonment of mine and exploration sites. Provisions for the cost of each mine site’s rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined.

Costs included in the provision were estimated for all rehabilitation activities expected to occur progressively over the life of the operation and at the time of mine site closure. The estimated costs also have risks and probabilities of alternative estimates of cash flows required to settle the obligations taken into consideration.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life of operation, nature of the asset, and the operating license conditions.

Rehabilitation provisions are measured at the expected value of future cash flows excluding the effect of inflation. The future cash flows are discounted to their present value using a current Chinese government bond real risk-free pre-tax interest rate. Provisions are updated at the end of each reporting period using the most current discount rate and exchange rate.

When rehabilitation provisions are initially recognized, the corresponding cost is capitalized as an asset in mineral rights and properties and depreciated over the life of the operation to which it relates. When there is a change in estimate of the cost associated, provisions will be updated with the respective changes to the related asset. The accretion expense, representing the amortization of the discount, is included in finance costs and results in an increase in the amount of the provision.

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

they are incurred. The Company capitalizes borrowing costs for all eligible assets where construction commenced on or after April 1, 2010.

(o)Stock-based Payments

The Company recognizes stock-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vest periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Stock-based compensation expense related to exploration is capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the treasury stock method. Under this method, derivatives, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r) Financial Instruments

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

FVTPL:
Financial assets and liabilities classified as FVTPL are measured at fair value with changes in fair values recognized in net income. Financial assets and liabilities are classified as FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as FVTPL and have been designated as such on initial recognition.

Available-for-sale financial assets:
A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as FVTPL; or (ii) it is designated as available-for-sale on initial recognition. A financial asset classified as available-for-sale is measured at fair value except for investments in equity instruments that do not have quoted market prices in active markets and where fair value cannot be reliably measured. Such equity instruments are accounted for at cost. For financial assets measured at fair value, their mark-to-market gains and losses are recognized in other comprehensive income (“OCI”) and accumulated in accumulated other comprehensive income within equity until the financial asset is derecognized or there is objective evidence that the asset is impaired.

Loans and receivables:
Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Other financial liabilities and interest-bearing loans and borrowings:
Other financial liabilities and financial liabilities classified as interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance cost or income.

Impairment:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period they are incurred.

Derecognition:
A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of operations.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction, discounted cash flow analysis or other valuation models.

The Company classifies its financial instruments as follows:

  Financial assets classified as at FVTPL: investments in warrants.

  Financial assets classified as available-for-sale: short term investments, equity investment in Yongning Smelting Co., Ltd., equity investment in Jinduicheng Xise (Canada) Co. Ltd., and other non-derivative marketable securities.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Loans and receivables: trade and other receivables and due from related parties.

  Other liabilities and interest bearing loans and borrowings: accounts payable and accrued liabilities, dividends payable, due to related parties and bank loan.

(s) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures reduces the carrying amount of the related mineral rights and properties asset. The depletion of the related mineral rights and properties asset is calculated based on the net amount.

(t) Significant Judgments & Estimation Uncertainty

Many amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet.

Areas of significant judgments include:

  Capitalization of expenditures respect to exploration, evaluation and development costs to be included in mineral rights and properties.

  Reinvestment of undistributed earnings of foreign subsidiaries.

  Accounting for equity investments and investment in associates.

Areas of significant estimates include:

  Estimates of the quantities of proven and probable mineral reserves and the portion of resources considered to be probable of economic extraction.

  Forecast prices of commodities, exchange rates, production costs, and recovery rates.

  The future economic benefit of exploration and evaluation costs.

  The estimated fair values of CGU for impairment tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, and discount rates.

  The estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

  Provision for environmental rehabilitation.

  The fair value of acquired assets and liabilities.

  The recoverability of trade and other receivables and investments.

  Valuation inputs and forfeiture rates used in calculation of stock-based compensation.

  Inputs to determine the fair value of warrants held.

  Evaluation and assessment of contingent liabilities.

  Valuation allowances for deferred income tax assets.

The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(u)Accounting standards issued but not yet effective

The IASB and IFRIC have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, unless otherwise specified:

IFRS 9 – Financial Instruments will be the new standard for financial reporting of financial instruments that is set to replace the existing IAS 39. IFRS 9 is principles-based and is aimed to be less complex than IAS 39.

IFRS 11 – Joint Arrangements provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 and SIC-13.

IFRS 12 – Disclosures of Interests in Other Entities will be the new standard for disclosure requirements for subsidiaries, joint-ventures, associates and unconsolidated structured entities. As previous disclosure requirements segregated in different standards – IAS 27, IAS 28, and IAS 31 – had overlaps in numerous areas, the new combined disclosure standard will present a uniformed requirement that is easier to understand and apply.

IFRS 10 – Consolidated Financial Statements will be the new standard that replaces the consolidation guidance in IAS 27 and SIC-12, by establishing a consistent application of the concept of control as the basis for determining which entities are consolidated in the consolidated financial statements.

IFRS 13 – Fair Value Measurement will be the new standard that replaces the guidance on fair value measurement in existing IFRS. It defines and provides guidance on measuring fair value and requires disclosures about fair value measurements in a single standard.

IAS 28 – Investments in Associates and Joint Ventures had an amendment in May 2011 that sets out the requirements for the application of the equity method when accounting for investments in associates and joint-ventures. The amendment specifies that interest in joint-ventures should be recognized as an investment and accounts for it using the equity method, unless the entity meets certain exemption criteria.

The Company is currently evaluating the impact of the future accounting standards on the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SUBSIDIARIES AND ASSOCIATES

(a)Subsidiaries

Details of the Company’s subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,	April 1,	Mineral
Name of subsidiaries	Principal activity	incorporation	2011	2011	2010	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%	N/A
Wonder Success Limited	Holding company	Hong Kong	100%	100%	N/A
Qinghai Found Mining Co. Ltd.	Mining	China	82%	82%	82%
Henan Huawei Mining Co. Ltd.	Mining	China	80%	80%	70%	HPG, LM
Henan Found Mining Co. Ltd.	Mining	China	77.5%	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A	XBG
Chuanxin Mining Co., Ltd.	Mining	China	69.75%	N/A	N/A
Xinshao Yunxiang Mining Co., Ltd.	Mining	China	70%	70%	N/A	BYP
Guangdong Found Mining Co. Ltd.	Mining	China	95%	95%	95%	GC
(i) British Virgin Island ("BVI")

(b)Associate

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,	April 1,
Name of associate	Principal activity	incorporation	2011	2011	2010
New Pacific Metals Corp.	Mining	Canada	14.3%	14.3%	23.4%

4.	ACQUISITIONS

(a) 69.75% Equity Interest in Zhongxing Mining Co., Ltd. and Chuanxin Mining Co., Ltd.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired 90% equity interest in Zhongxing Mining Co., Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”), two private mining companies in Henan Province, China. Zhongxing’s primary asset is the XBG Silver-Gold-Lead-Zinc mine. Chuanxin’s primary asset is a 350 tonne-per-day floatation mill and an associated tailing management facility.

Under the purchase agreement, the Company only acquired Zhongxing’s silver-gold-lead-zinc mining permit covering 26.36 square kilometers for the XBG property and a gold exploration permit covering 2.54 square kilometers for the adjacent NTM property (“Target Permits”). However, Zhongxing holds multiple mining and exploration permits including a fluorite mining permit besides the Target Permits. According to Chinese laws and regulations, foreign companies are excluded from exploring or mining fluorite in China. To facilitate the purchase of Zhongxing and Chuanxin being in full compliance with Chinese laws and regulations, the Company entered into a trust agreement with an independent third party, Luoyang Zhaofa Geological Exploration Consulting Co., Ltd. (“Zhaofa”). According to the trust agreement, Zhaofa will

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

hold the equity interest of Zhongxing and Chuanxin on behalf of Henan Found until Zhongxing successfully dispose of all of its mining and exploration permits other than the Target Permits.

The purchase consideration to Zhongxing and Chuanxin was $4,703 (RMB ¥30 million) in cash. In addition, liabilities of $7,322 (RMB ¥46.7 million) were assumed. As of September 30, 2011, payable of cash consideration to Zhongxing and Chuanxin was $1,300 (RMB ¥8.3 million).

The transaction was a business combination and has been accounted for using the acquisition method. The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. The Company is currently in the process of determining the fair value of assets acquired and liabilities assumed, especially for the fair value of mineral rights and properties. The process is expected to be completed within twelve months. As a result, the purchase price allocation may be subject to change. The preliminary allocation of the purchase price to Zhongxing and Chuanxin’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Zhongxing/Chuanxin
Cash consideration	$4,703
Net working capital	$(7,291)
Plant and equipment	4,411
Mineral rights and properties	10,085
Deferred income tax liabilities	(1,979)
Non-controlling interest	(523)
Assets acquired and liabilities assumed	$4,703

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were expensed in the period.

(b) Xinshao Yunxiang Mining Co., Ltd.

On January 13, 2011, the Company acquired 70% equity interest in Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine.

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Cash consideration	$23,084
Liabilities assumed	3,273
Purchase consideration	$26,357

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	49,551
Environmental rehabilitation provision	(415)
Deferred income tax liabilities	(12,286)
Non-controlling interest	(11,296)
Assets acquired and liabilities assumed	$26,357

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were expensed in the period.

(c) 10% Equity Interest in Henan Huawei Mining Co. Ltd.

On May 21, 2010, the Company acquired an additional 10% equity interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127. The consideration was paid through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, being the prevailing share price on the New York Stock Exchange at the date of the transaction.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for as an equity transaction with the carrying amount of the controlling and non-controlling interests being adjusted to reflect the changes in their relative interests in Henan Huawei. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity.

5.	INVENTORIES

Inventories consist of the following:

	September 30, 2011	March 31, 2011	April 1, 2010
Direct smelting ore and stockpile ore	$766	$574	$585
Concentrate inventory	1,078	1,008	855
Total stockpile	1,844	1,582	1,440
Material and supplies	2,191	2,313	1,735
	$4,035	$3,895	$3,175

The amounts of inventory recognized as expenses during the three and six months ended September 30, 2011 and 2010 were equivalent to the cost of sales.

6.	LONG TERM PREPAIDS AND DEPOSITS

As at September 30, 2011, long-term prepaids and deposits included a deposit of $19,552 (RMB ¥124.8 million) (March 31, 2011 - $nil, April 1, 2010 - $nil) paid in connection with an acquisition of a mine located in Henan, China, pursuant to certain agreements that the Company entered into during the quarter. The transaction is subject to Chinese government approval. Within the deposit paid, $9,707 (RMB ¥62 million) was in the form of a short-term loan to the vendor. The loan has a term of three months from the date of the cash advance which was August 31, 2011 and bears a prime interest rate set by the Bank of China plus 10%. The vendor also pledges its 80% equity interest in the target company which owns a new 500 tonne-per-day floatation mill as well as receivables from the target company in the amount of $9,559 (RMB ¥61 million) as collateral for the loan. The remaining balance of the deposit was paid to the same vendor pursuant to the agreements to acquire a silver-gold-lead-zinc mine covered by a 14 square kilometers mining permit.

7.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUX). NUX is a related party of the Company by way of a common director and officers. The Company has significant influence over the financial and operating policies of NUX.

As at September 30, 2011, the Company owned 9,402,100 common shares (March 31, 2011 - 9,402,100, April 1, 2010 - 7,400,000) of NUX, representing an ownership interest of 14.3% (March 31, 2011 – 14.3%, April 1, 2010 - 23.4%).

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2010	7,400,000	$6,103	$5,028
Acquisition from market	2,100	2
Private placement participation	2,000,000	2,271
Equity income		1,881
Dilution gain		4,862
Foreign exchange impact		703
Balance, March 31, 2011	9,402,100	$15,822	$19,640
Equity income		92
Foreign exchange impact		(1,028)
Balance, September 30, 2011	9,402,100	$14,886	$11,765

8.	OTHER INVESTMENTS

		September 30, 2011	March 31, 2011	April 1, 2010
Available-for-sale
Publicly-traded companies	(a)	$7,844	$11,567	$1,849
Luoyang Yongning Smelting Co. Ltd.	(b)	9,402	9,169	6,886
Jinduicheng Xise (Canada) Co. Ltd.	(c)	21,205	22,669	-
Warrants	7 & 8(a)	981	2,881	268
		$39,432	$46,286	$9,003

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are classified as available-for-sale and are measured at fair value on initial recognition and subsequent measurement. As of September 30, 2011, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Fair value changes are recognized in net income of the period.

Common shares:
	Fair value	Accumulated mark-to-market gains and losses included in OCI	Accumulated impairment charges
April 1, 2010	$1,849	$319	$(195)
March 31, 2011	$11,567	$4,750	$(195)
September 30, 2011	$7,844	$563	$(195)

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Warrants:
	Fair value	Accumulated mark-to-market gains (losses) included in net income
April 1, 2010	$268	$35
March 31, 2011	$2,881	$1,283
September 30, 2011	$981	$(546)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Luoyang Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at September 30, 2011, the Company’s total investment in Yongning Smelting is $9,402 (RMB 60.0 million) (March 31, 2011 - $9,169, April 1, 2010 - $6,886), representing 15% (March 31, 2011 – 15%, April 1, 2010 – 11.75%) of Yongning Smelting’s equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at September 30, 2011, the Company’s total investment in Jinduicheng is $21,205 (CAD$22 million) (March 31, 2011 - $22,669, April 1, 2010 - $nil), representing 6% (March 31, 2011 –6%, April 1, 2010 – nil) of total equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost at all relevant balance sheet dates.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2010	$21,059	$1,418	$8,759	$1,992	$469	$33,697
Additions upon acquisition of Yunxiang	197	39	127	109	304	776
Additions	4,240	550	1,280	1,446	2,079	9,595
Disposals	(1,207)	(106)	(193)	(81)	(85)	(1,672)
Reclassify from construction in process	620	-	-	-	(620)	-
Impact of foreign currency translation	1,034	81	411	126	63	1,715
Ending balance as at March 31, 2011	25,943	1,982	10,384	3,592	2,210	44,111
Additions upon acquisition of Zhongxing/Chuanxin	3,722	-	671	-	18	4,411
Additions	2,779	620	1,385	1,448	4,130	10,362
Disposals	(25)	(28)	(363)	(234)	-	(650)
Impact of foreign currency translation	508	(40)	256	90	105	919
Ending balance as at September 30, 2011	$32,927	$2,534	$12,333	$4,896	$6,463	$59,153

Accumulated depreciation andamortization
Balance as at April 1, 2010	$(1,644)	$(654)	$(1,523)	$(865)	$-	$(4,686)
Disposals	106	78	65	58	-	307
Depreciation and amortization	(1,094)	(306)	(1,101)	(442)	-	(2,943)
Impact of foreign currency translation	(98)	(36)	(92)	(47)	-	(273)
Ending balance as at March 31, 2011	(2,730)	(918)	(2,651)	(1,296)	-	(7,595)
Disposals	4	16	122	167	-	309
Depreciation and amortization	(612)	(217)	(640)	(359)	-	(1,828)
Impact of foreign currency translation	(49)	20	(68)	(32)	-	(129)
Ending balance as at September 30, 2011	$(3,387)	$(1,099)	$(3,237)	$(1,520)	$-	$(9,243)

Carrying amounts
Balance as at April 1, 2010	$19,415	$764	$7,236	$1,127	$469	$29,011
Balance as at March 31, 2011	$23,213	$1,064	$7,733	$2,296	$2,210	$36,516
Balance as at September 30, 2011	$29,540	$1,435	$9,096	$3,376	$6,463	$49,910

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	Silvertip	Total
Balance as at April 1, 2010	$35,508	$4,847	$1,971	$2,467	$-	$64,062	$-	$15,771	$124,626
Acquisition of Yunxiang	-	-	-	-	49,551	-	-	-	49,551
Capitalized expenditures	11,287	3,899	1,869	2,540	-	693	-	7,158	27,446
Mining exploration tax credit	-	-	-	-	-	-	-	(823)	(823)
Environmental rehabiliation revision	(25)	(30)	(22)	(13)	(28)	-	-	-	(118)
Foreign currecy translation impact	1,809	306	132	170	228	2,769	-	1,039	6,453
Ending balance as at March 31, 2011	48,579	9,022	3,950	5,164	49,751	67,524	-	23,145	207,135
Capitalized expenditures	6,299	2,424	1,345	2,271	1,851	1,085	-	3,107	18,382
Acquisition of Zhongxing/Chuanxin	-	-	-	-	-	-	10,085	-	10,085
Mining exploration tax credit	-	-	-	-	-	-	-	(204)	(204)
Foreign currecy translation impact	1,312	259	117	158	1,384	1,734	(5)	(1,688)	3,271
Ending balance as at September 30, 2011	$56,190	$11,705	$5,412	$7,593	$52,986	$70,343	$10,080	$24,360	$238,669

Accumulated depletion
Balance as at April 1, 2010	$(7,840)	$(414)	$(820)	$(1,291)	$-	$-	$-	$-	$(10,365)
Depletion	(3,786)	(231)	(204)	(194)	-	-	-	-	(4,415)
Foreign currecy translation impact	(432)	(24)	(40)	(60)	-	-	-	-	(556)
Ending balance as at March 31, 2011	(12,058)	(669)	(1,064)	(1,545)	-	-	-	-	(15,336)
Depletion	(2,661)	(203)	(221)	(276)	(728)	-	-	-	(4,089)
Foreign currecy translation impact	(337)	(19)	(30)	(43)	(9)	-	-	-	(438)
Ending balance as at September 30, 2011	$(15,056)	$(891)	$(1,315)	$(1,864)	$(737)	$-	$-	$-	$(19,863)

Carrying amounts
Balance as at April 1, 2010	$27,668	$4,433	$1,151	$1,176	$-	$64,062	$-	$15,771	$114,261
Balance as at March 31, 2011	$36,521	$8,353	$2,886	$3,619	$49,751	$67,524	$-	$23,145	$191,799
Balance as at September 30, 2011	$41,134	$10,814	$4,097	$5,729	$52,249	$70,343	$10,080	$24,360	$218,806

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found, completed the acquisition of a 90% equity interest in Zhongxing and Chuanxin. Zhongxing’s primary asset is the XBG Silver-Gold-Lead-Zinc mine, located in Henan Province, China. $10,085 (RMB ¥64.3 million) represents fair value allocated to mineral rights and properties on a preliminary basis (also see Note 4(a)).

11.	ENVIRONMENTAL REHABILITATION

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2010	$2,649
Additions to provision from acquisition of Yunxiang	409
Accretion	164
Revision of provision	(117)
Foreign exchange impact	127
Balance, March 31, 2011	3,232
Accretion	46
Foreign exchange impact	82
Balance, September 30, 2011	$3,360

As at September 30, 2011, current portion of environmental rehabilitation was $nil (March 31, 2011 - $323, April 1, 2010 - $292).

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2011 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2010	3,204,683	$5.10
Options granted	976,500	9.09
Options exercised	(1,081,376)	5.02
Options forfeited	(200,857)	5.09
Options expired	(10,000)	5.99
Balance, March 31, 2011	2,888,950	$6.48
Options granted	546,500	11.70
Options exercised	(145,445)	6.29
Options forfeited	(89,650)	8.83
Options expired	(4,500)	4.32
Balance, September 30, 2011	3,195,855	$7.32

During the six months ended September 30, 2011, a total of 546,500 options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$9.20 - CAD$14.96 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months.

The fair value of stock options granted during the six months ended September 30, 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Six months ended September 30,
	2011	2010
Risk free interest rate	1.58% to 2.83%	2.18% to 3.20%
Expected life of option in years	1.25 to 5 years	2 to 5 years
Expected volatility	51% to 80%	72% to 85%
Expected dividend yield	1%	1%
Estimated forfeiture rate	10%	12%

The weighted average grant date fair value of options granted during the six months ended September 30, 2011 was CAD$5.21 (six months ended September 30, 2010 - CAD$3.80). For the three and six months ended September 30, 2011, a total of $841 and $1,619, respectively (three and six months ended September 30, 2010 - $477 and $1,231, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at September 30, 2011:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at	remaining contractual life	exercise price in	exercisable at September	exercise price in
in CAD$	September 30, 2011	(Years)	CAD$	30, 2011	CAD$
$ 6.74	405,000	0.53	$ 6.74	405,000	$ 6.74
6.95	15,000	1.00	6.95	15,000	6.95
9.05	46,200	1.30	9.05	46,200	9.05
7.54	25,000	1.62	7.54	25,000	7.54
5.99	208,750	1.75	5.99	208,750	5.99
3.05	68,000	2.00	3.05	60,500	3.05
2.65	666,500	2.55	2.65	440,000	2.65
7.00	390,500	3.27	7.00	189,000	7.00
7.40	195,750	3.55	7.40	76,460	7.40
8.23	378,874	4.01	8.23	65,252	8.23
12.16	255,281	4.26	12.16	31,720	12.16
14.96	231,500	4.52	14.96	14,475	14.96
9.20	309,500	4.68	9.20	-	-
$ 2.65-14.96	3,195,855	3.01	$ 7.32	1,577,357	$ 5.75

(c) Cash dividends declared and distributed

The Company pays quarterly cash dividends of CAD$0.02 per share to its shareholders. During the three and six months ended September 30, 2011, dividends of $3,500 and $7,119, respectively (three and six months ended September 30, 2010 - $3,207 and $6,316, respectively) were declared.

(d) Normal course issuer bid

On June 17, 2011, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 10 million of its own common shares. As at September 30, 2011, the Company acquired a total of 4,468,012 of its common shares at a cost of $35,275. Transaction cost related to the common share acquisitions was $105. All common shares purchased under the NCIB were cancelled.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2011	March 31, 2011	April 1, 2010
Unrealized gain on available-for-sale securities	$563	$4,750	$319
Foreign exchange impact	13,097	14,612	-
Balance, end of the period	$13,660	$19,362	$319

14.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Zhongxing/Chuanxin	Henan Huawei	Qinghai Found	Yunxiang	Guangdong Found	Total
Balance, April 1, 2010	$27,749	$-	$-	$-	$-	$977	$28,726
Addition upon acquisition	-	-	(129)	-	11,296	-	11,167
Share of net income (loss) for the period	20,702	-	1,549	(21)	(122)	(46)	22,062
Share of other comprehensive income (loss) for the period	1,561	-	(56)	10	-	172	1,687
Distribution to non-controlling interest holder	(10,582)	-	-	-	-	-	(10,582)
Balance, March 31, 2011	$39,430	$-	$1,364	$(11)	$11,174	$1,103	$53,060
Share of net income (loss) for the period	14,366	-	1,488	(48)	273	(46)	16,033
Share of other comprehensive income for the period	980	-	55	16	373	109	1,533
Acquisition of Zhongxing/Chuanxin	(1,058)	1,581	-	-	-	-	523
Contribution from non-controlling interest holder	-	578	-	-	3,656	924	5,158
Balance, September 30, 2011	$53,718	$2,159	$2,907	$(43)	$15,476	$2,090	$76,307

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at September 30, 2011, non-controlling interests in Henan Found, Zhongxing, Chuanxin, Henan Huawei, Qinghai Found, Yunxiang and Guangdong Found were 22.5%, 30.25%, 30.25%, 20%, 18%, 30% and 5%, respectively.

15. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	September 30, 2011	March 31, 2011	April 1, 2010
NUX (a)	$127	$203	$138
Henan Non-ferrous Geology Bureau (b)	9,139	-	-
	$9,266	$203	$138

Due to a related party	September 30, 2011	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$249	$3,447	$-

	Three months ended September 30,		Six months ended September 30,
Transactions with related parties	2011	2010	2011	2010
NUX (a)	$302	$93	$379	$152
Henan Non-ferrous Geology Bureau (b)	7,871	5,380	9,139	5,380
McBrighton Consulting Ltd.(c)	57	54	154	109
R. Feng Consulting Ltd. (d)	128	114	171	196
Z.X. Zhu (e)	3,198	-	3,198	-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2011, the Company recovered $302 and $379, respectively (three and six months ended September 30, 2010 - $93 and $152, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and six months ended September 30, 2011, Henan Found extended loans of $7,851 (RMB¥ 50,000,000) and $9,089 (RMB¥ 58,000,000), to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by Bank of China.

(c)

During the three and six months ended September 30, 2011, the Company paid $57 and $154, respectively (three and six months ended September 30, 2010 - $54 and $109, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three and six months ended September 30, 2011, the Company paid $128 and $171, respectively (three and six months ended September 30, 2010 - $114 and $196, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the three and six months ended September 30, 2011, the Company paid Z.X. Zhu $3,198 related to the liabilities assumed in connection with the acquisition of Yunxiang.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The balances with related parties are unsecured, non-interest bearing, and due on demand except for balances disclosed in note 15 (b).

(f)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended September 30, 2011 and 2010 were as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Directors' fees	$128	$35	$174	$70
Salaries for key management personnel	1,140	879	1,505	1,135
Stock-based compensation	836	-	2,011	642
	$2,104	$914	$3,690	$1,847

Salaries of key management personnel include consulting and management fees disclosed in note 15 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

16. COST OF SALES

Cost of sales consists of:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Direct mining and milling cost	$11,393	$8,235	$23,074	$16,899
Depreciation, amortization and depletion	3,042	1,507	5,420	3,034
Cost of sales	$14,435	$9,742	$28,494	$19,933

17. GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,		Six months ended September 30,
General and administrative	2011	2010	2011	2010
Office and administrative expenses	$3,293	$1,800	$5,567	$3,434
Salaries and benefits	1,974	1,247	3,814	3,267
Stock based compensation	841	477	1,619	1,231
Professional fees	1,348	337	1,401	574
Other taxes	1,039	19	2,177	40
	$8,495	$3,880	$14,578	$8,546

18. FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2011	2010	2011	2010
Interest income	$1,110	$326	$1,780	$591

	Three months ended September 30,		Six months ended September 30
Finance costs	2011	2010	2011	2010
Interest expense	$-	$10	$-	$30
Accretion of environmental rehabilitation provision	23	40	46	80
	$23	$50	$46	$110

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19. INCOME TAX

Income tax expense consists of:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2011	2010	2011	2010
Current	$9,407	$4,807	$20,853	$7,524
Deferred	4,379	581	5,507	1,116
	$13,786	$5,388	$26,360	$8,640

20. CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

21. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and September 30, 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$124,043	$-	$-	$124,043
Short term investments	52,623	-	-	52,623
Common shares of publicly traded companies	7,844	-	-	7,844
Warrants	-	-	981	981

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2011	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$27,805	$12,770	$7,504
Dividends payable	3,284	3,600	3,238
Due to a related party	249	3,447	-
Bank loan	-	-	1,465
	$31,338	$19,817	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2011	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$32,011	$77,968	$29,808
Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at September 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.01 million.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at September 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2011.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, interest receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has amounts receivable from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of accounts receivable are less than 90 days, and, as a result, the credit risk associated with accounts receivable from customers as at September 30, 2011 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.9 million.

22. SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure.

-	Information segmented under the China geographic location represents certain long-term assets and results from mining projects based in China.
-	Information segmented under Canada geographic location represents certain long-term assets and results from the Silvertip mining project as well as the corporate head office based in Canada.
-	Information segmented under the Other Regions geographic location represents certain long-term assets and results in the holding and investment companies.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Geographic information for certain long-term assets are as follows:

September 30, 2011
	China				Canada		Other Regions
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total

Plant and equipment	$37,347	$2,470	$5,871	$1,763	$1,801	$658	$-	$49,910
Mineral rights and properties	71,854	52,249	70,343	-	24,360	-	-	218,806
Investment in an associate	-	-	-	-	-	14,884	2	14,886
Other investments	9,402	-	-	-	-	27,709	2,321	39,432

March 31, 2011
	China				Canada		Other Regions
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total

Plant and equipment	$29,308	$950	$1,884	$1,805	$2,020	$549	$-	$36,516
Mineral rights and properties	51,379	49,751	67,524	-	23,145	-	-	191,799
Investment in an associate	-	-	-	-	-	15,822	-	15,822
Other investments	9,169	-	-	-	-	33,655	3,462	46,286

April 1, 2010
	China				Canada		Other Regions
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total

Plant and equipment	$26,541	$-	$89	$1,896	$-	$485	$-	$29,011
Mineral rights and properties	34,428	-	64,062	-	15,771	-	-	114,261
Investment in an associate	-	-	-	-	-	6,103	-	6,103
Other investments	6,886	-	-	-	-	236	1,881	9,003

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results are as follows:

Three months ended September 30, 2011
	China				Canada		Other Regions
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total
Sales	$59,835	$2,220	$-	$-	$-	$-	$-	$62,055
Cost of sales	(13,469)	(966)	-	-	-	-	-	(14,435)
Gross profit	46,366	1,254	-	-	-	-	-	47,620

Operating expenses	(4,513)	(547)	(579)	26	(23)	(4,109)	1,154	(8,591)
Other income (loss)	76	12	(1)	-	-	(471)	(44)	(428)
Finance items	914	(7)	38	1	-	133	8	1,087
Income tax expenses	(10,336)	150	-	-	-	-	(3,600)	(13,786)
Net income	$32,507	$862	$(542)	$27	$(23)	$(4,447)	$(2,482)	$25,902

Attributed to:
Equity holders of the Company	25,283	603	(515)	52	(23)	(4,447)	(2,482)	18,471
Non-controlling interests	7,224	259	(27)	(25)	-	-	-	7,431
Net income	$32,507	$862	$(542)	$27	$(23)	$(4,447)	$(2,482)	$25,902

Three months ended September 30, 2010
	China				Canada		Other Regions
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total
Sales	$36,338	$-	$-	$-	$-	$-	$-	$36,338
Cost of sales	(9,742)	-	-	-	-	-	-	(9,742)
Gross profit	26,596	-	-	-	-	-	-	26,596

Operating expenses	(2,769)	-	(398)	(160)	(78)	(2,444)	(160)	(6,009)
Other income	52	-	-	-	-	1,833	123	2,008
Finance items	183	-	53	-	-	40	-	276
Income tax expenses	(5,388)	-	-	-	-	-	-	(5,388)
Net income	$18,674	$-	$(345)	$(160)	$(78)	$(571)	$(37)	$17,483

Attributed to:
Equity holders of the Company	13,684	-	(418)	(146)	(78)	(571)	(37)	12,434
Non-controlling interests	4,990	-	73	(14)	-	-	-	5,049
Net income	$18,674	$-	$(345)	$(160)	$(78)	$(571)	$(37)	$17,483

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2011
	China				Canada		Other Regions
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total
Sales	$128,865	$2,909	$-	$-	$-	$-	$-	$131,774
Cost of sales	(27,365)	(1,129)	-	-	-	-	-	(28,494)
Gross profit	101,500	1,780	-	-	-	-	-	103,280

Operating expenses	(8,924)	(971)	(989)	(267)	(66)	(6,828)	973	(17,072)
Other income (loss)	217	12	(7)	-	-	(1,490)	(168)	(1,436)
Finance items	1,369	(21)	76	2	-	281	27	1,734
Income tax expenses	(22,871)	111	-	-	-	-	(3,600)	(26,360)
Net income	$71,291	$911	$(920)	$(265)	$(66)	$(8,037)	$(2,768)	$60,146

Attributed to:
Equity holders of the Company	55,437	638	(874)	(217)	(66)	(8,037)	(2,768)	44,113
Non-controlling interests	15,854	273	(46)	(48)	-	-	-	16,033
Net income	$71,291	$911	$(920)	$(265)	$(66)	$(8,037)	$(2,768)	$60,146

Six months ended September 30, 2010
	China				Canada		Other Regions
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office		Total
Sales	$73,067	$-	$-	$-	$-	$-	$-	$73,067
Cost of sales	(19,933)	-	-	-	-	-	-	(19,933)
Gross profit	53,134	-	-	-	-	-	-	53,134

Operating expenses	(4,880)	-	(553)	(46)	(129)	(5,245)	263	(10,590)
Other income	97	-	-	4	-	1,830	102	2,033
Finance items	303	-	74	1	-	103	-	481
Income tax expenses	(8,640)	-	-	-	-	-	-	(8,640)
Net income	$40,014	$-	$(479)	$(41)	$(129)	$(3,312)	$365	$36,418

Attributed to:
Equity holders of the Company	30,230	-	(545)	(54)	(129)	(3,312)	365	26,555
Non-controlling interests	9,784	-	66	13	-	-	-	9,863
Net income	$40,014	$-	$(479)	$(41)	$(129)	$(3,312)	$365	$36,418

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three and six months ended September 30, 2011 and 2010 are comprised of:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Silver (Ag)	$42,535	$19,642	$90,291	$38,950
Gold (Au)	3,301	246	4,832	1,110
Lead (Pb)	14,145	13,853	32,081	27,812
Zinc (Zn)	2,074	2,597	4,570	5,195
	$62,055	$36,338	$131,774	$73,067

(d) Major customers

During the six months ended September 30, 2011, five major customers (six months ended September 30, 2010 - three) accounted for 10% to 33% each (six months ended September 30, 2010 - 16% to 41%) and collectively 88% (six months ended September 30, 2010 - 79%) of the total revenues of the Company.

23.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $1,240 over the next four years as follows:

	2012	2013	2014	Total
Rental expense	$267	$550	$423	$1,240

24.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended September 30,		Six Months Ended September 30,
Net change in non-cash working capital	2011	2010	2011	2010
Trade and other receivables	$(429)	$(503)	$(977)	$(222)
Inventory	(59)	(311)	(101)	86
Prepaid and deposits	(918)	(40)	(1,633)	(200)
Accounts payable and accrued liabilities	(331)	(776)	2,274	3,434
Income tax payable	2,805	(784)	4,082	(425)
Deposits received	(1,053)	(1,717)	(9,720)	(5,107)
	$15	$(4,131)	$(6,075)	$(2,434)

Supplemental information:
Interest paid	$-	$10	$-	$25
Income tax paid	$6,732	$3,713	$16,790	$6,071

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$-	$-	$-	$1,127
Common shares issued for property	$-	$343	$-	$343
Warrants issued for property	$-	$181	$-	$181
Acquisition and expenditure of plant and equipment included in accounts payable and accrued liabilities	$(329)	$206	$143	$1,493
Acquisition and expenditure of mineral rights and properties included in accounts payable and accrued liabilities	$2,346	$1,333	$3,811	$2,886

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	TRANSITION TO IFRS

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This note explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the three and six months ended September 30, 2010 and for the year ended March 31, 2011.

(a) First-time adoption exemptions applied

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – the Company has elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – the Company has elected to set the previously cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – the Company has elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Reconciliation of equity

The following is a reconciliation of the Company’s equity reported in accordance to Canadian GAAP to its equity under IFRS as at the transition date April 1, 2010:

	Canadian		Transitional Adjustments (note 25 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS
ASSETS
Current Assets
Cash and cash equivalents	$50,618	$-	$-	$-	$-	$-	$-	$50,618
Short-term investments	44,041	-	-	-	-	-	-	44,041
Trade and other receivables	510	-	-	-	-	-	-	510
Inventories	3,175	-	-	-	-	-	-	3,175
Prepaids and deposits	1,964	-	-	-	-	-	-	1,964
Current portion of deferred income tax assets	112	-	-	-	-	-	(112)	-
Due from related parties	138	-	-	-	-	-	-	138
	100,558	-	-	-	-	-	(112)	100,446

Non-current Assets
Long-term prepaids and deposits	583	-	-	-	-	-	-	583
Investment in an associate	6,103	-	-	-	-	-	-	6,103
Other investments	8,735	-	-	-	-	-	-	8,735
Plant and equipment	29,024	(13)	-	-	-	-	-	29,011
Mineral rights and properties	133,248	488	(19,475)	-	-	-	-	114,261
Deferred income tax assets	1,203	-	-	-	-	-	112	1,315
TOTAL ASSETS	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,504	$-	$-	$-	$-	$-	$-	$7,504
Deposits received	6,737	-	-	-	-	-	-	6,737
Bank loan	1,465	-	-	-	-	-	-	1,465
Current portion of environmental rehabilitation	292	-	-	-	-	-	-	292
Dividends payable	3,238	-	-	-	-	-	-	3,238
Income tax payable	1,658	-	-	-	-	-	-	1,658
	20,894	-	-	-	-	-	-	20,894

Non-current Liabilities
Deferred income tax liabilities	19,475	-	(19,475)	-	-	-	-	-
Environmental rehabilitation	2,357	-	-	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interests	21,738	-	-	-	-	-	(21,738)	-

Equity
Share capital	145,722	-	-	-	-	-	-	145,722
Contributed surplus	4,702	-	-	-	-	(82)	-	4,620
Reserves	31,893	-	-	(7,176)	-	-	-	24,717
Accumulated other comprehensive income	14,910	-	-	-	(14,591)	-	-	319
Retained earnings	17,763	475	-	-	14,779	82	-	33,099
Total equity attributable to the equity holders of the Company	214,990	475	-	(7,176)	188	-	-	208,477

Non-controlling interests	-	-	-	7,176	(188)	-	21,738	28,726
Total Equity	214,990	475	-	-	-	-	21,738	237,203

TOTAL LIABILITIES AND EQUITY	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s equity reported in accordance to Canadian GAAP to its equity under IFRS as at September 30, 2010:

	Canadian			Transitional Adjustments (note 25 (e))
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS
ASSETS	(Note 26)										(Note 26)
Current Assets
Cash and cash equivalents	$66,263	$-	$-	$-	$-	$-	$-	$-	$-	$-	$66,263
Short-term investments	43,926	-	-	-	-	-	-	-	-	-	43,926
Trade and other receivables	923	-	-	-	-	-	-	-	-	-	923
Inventories	3,070	-	-	-	-	-	-	-	-	-	3,070
Prepaids and deposits	1,844	-	-	-	-	-	-	-	-	-	1,844
Current portion of deferred income tax assets	419	-	-	-	-	-	-	-	(419)	-	-
Due from related parties	54	-	-	-	-	-	-	-	-	-	54
	116,499	-	-	-	-	-	-	-	(419)	-	116,080

Non-current Assets
Long-term prepaids and deposits	1,349	-	-	-	-	-	-	-	-	-	1,349
Investment in an associate	7,321	-	-	-	-	-	-	-	-	462	7,783
Other investments	12,545	-	-	-	-	-	-	-	-	-	12,545
Plant and equipment	31,422	34	-	-	-	-	-	-	-	-	31,456
Mineral rights and properties	146,118	3,299	(19,865)	-	-	-	(971)	-	-	-	128,581
Deferred income tax assets	1,312	-	-	-	-	-	229	-	419	-	1,960
TOTAL ASSETS	$316,566	$3,333	$(19,865)	$-	$-	$-	$(742)	$-	$-	$462	$299,754

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$13,913	$-	$-	$-	$-	$-	-	$-	$-	$-	$13,913
Deposits received	1,688	-	-	-	-	-	-	-	-	-	1,688
Current portion of environmental rehabilitation	306	-	-	-	-	-	-	-	-	-	306
Dividends payable	3,207	-	-	-	-	-	-	-	-	-	3,207
Income tax payable	1,208	-	-	-	-	-	-	-	-	-	1,208
Current portion of deferred income tax liabilities	1,781										1,781
Due to related parties	5,380										5,380
	27,483	-	-	-	-	-	-	-	-	-	27,483
Non-current Liabilities
Deferred income tax liabilities	19,865	-	(19,865)	-	-	-	-	-	-	-	-
Environmental rehabilitation	2,477	-	-	-	-	-	-	-	-	-	2,477
Total Liabilities	49,825	-	(19,865)	-	-	-	-	-	-	-	29,960

Non-controlling interests	26,422	-	-	-	-	-	-	-	(26,422)	-	-

Equity
Share capital	150,465	-	-	-	-	-	-	-	-	-	150,465
Contributed surplus	4,826	-	-	-	-	(78)	(844)	-	-	-	3,904
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	-	24,717
Accumulated other comprehensive income	15,136	3,156	-	-	(14,591)	-	(8)	-	-	-	3,693
Retained earnings	37,999	519	-	-	14,779	78	241	(738)	-	462	53,340
Total equity attributable to the equity holders of the Company	240,319	3,675	-	(7,176)	188	-	(611)	(738)	-	462	236,119

Non-controlling interests	-	(342)	-	7,176	(188)	-	(131)	738	26,422	-	33,675
Total Equity	240,319	3,333	-	-	-	-	(742)	-	26,422	462	269,794

TOTAL LIABILITIES AND EQUITY	$316,566	$3,333	$(19,865)	$-	$-	$-	$(742)	$-	$-	$462	$299,754

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the Company’s equity in accordance to Canadian GAAP to its equity under IFRS as at March 31, 2011:

					Transitional Adjustments (note 25 (e))
	Canadian GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS
ASSETS	(Note 26)												(Note 26)
Current Assets
Cash and cash equivalents	$147,224	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$147,224
Short-term investments	59,037	-	-	-	-	-	-	-	-	-	-	-	59,037
Trade and other receivables	1,051	-	-	-	-	-	-	-	-	-	-	-	1,051
Inventories	3,895	-	-	-	-	-	-	-	-	-	-	-	3,895
Prepaids and deposits	2,743	-	-	-	-	-	-	-	-	-	-	-	2,743
Current portion of deferred income tax assets	414	-	-	-	-	-	-	-	(414)	-	-	-	-
Due from related parties	203	-	-	-	-	-	-	-	-	-	-	-	203
	214,567	-	-	-	-	-	-	-	(414)	-	-	-	214,153

Non-current Assets
Long-term prepaids and deposits	893	-	-	-	-	-	-	-	-	-	-	-	893
Investment in an associate	15,624	-	-	-	-	-	-	-	-	198	-	-	15,822
Other investments	46,286	-	-	-	-	-	-	-	-	-	-	-	46,286
Plant and equipment	36,548	(32)	-	-	-	-	-	-	-	-	-	-	36,516
Mineral rights and properties	198,682	321	(20,312)	-	-	-	(946)	-	-	-	(117)	14,171	191,799
Deferred income tax assets	915	-	-	-	-	-	223	-	8	-	-	-	1,146
TOTAL ASSETS	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$12,770	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$12,770
Deposits received	13,278	-	-	-	-	-	-	-	-	-	-	-	13,278
Current portion of environmental rehabilitation	323	-	-	-	-	-	-	-	-	-	-	-	323
Dividends payable	3,600	-	-	-	-	-	-	-	-	-	-	-	3,600
Income tax payable	3,047	-	-	-	-	-	-	-	-	-	-	-	3,047
Current portion of deferred income tax liabilities	84	-	-	-	-	-	-	-	(84)	-	-	-	-
Due to a related party	3,447	-	-	-	-	-	-	-	-	-	-	-	3,447
	36,549	-	-	-	-	-	-	-	(84)	-	-	-	36,465

Non-current Liabilities
Deferred income tax liabilities	30,655	-	(20,312)	-	-	-	-	-	(322)	-	-	3,543	13,564
Environmental rehabilitation	3,026	-	-	-	-	-	-	-	-	-	(117)	-	2,909
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interests	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Equity
Share capital	266,081	-	-	-	-	-	-	-	-	-	-	-	266,081
Contributed surplus	4,192	-	-	-	-	(217)	(844)	-	-	-	-	-	3,131
Reserves	31,893	-	-	(7,176)	-	-	-	-	-	-	-	-	24,717
Accumulated other comprehensive income	33,601	355	-	-	(14,591)	-	(23)	-	-	18	-	2	19,362
Retained earnings	73,185	430	-	-	14,779	217	278	(1,528)	-	180	-	(215)	87,326
Total equity attributable to the equity holders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617

Non-controlling interests	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

TOTAL LIABILITIES AND EQUITY	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Reconciliation of comprehensive income

The following is reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the three months period ended September 30, 2010:

	Canadian		Transitional Adjustments (note 25 (e))
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS

Sales	$36,338	$-	$-	$-	$-	$-	$-	$36,338
Cost of sales	9,757	-	-	(15)	-	-	-	9,742
Gross profit	26,581	-	-	15	-	-	-	26,596

General and administrative	3,856	(6)	30	-	-	-	-	3,880
General exploration and property investigation	1,110	-	-	-	-	-	-	1,110
Foreign exchange gain	376	194	-	-	-	-	-	570
Loss on disposal of plant and equipment	449	-	-	-	-	-	-	449
Gain on disposal of mineral rights and properties	-	-	-	-	-	-	-	-
Income from operations	20,790	(188)	(30)	15	-	-	-	20,587

Dilution gain and share of income from an associate	1,336	-	-	-	-	-	462	1,798
Gain on investments	126	-	-	-	-	-	-	126
Other income	84	-	-	-	-	-	-	84
Income before finance items and income taxes	22,336	(188)	(30)	15	-	-	462	22,595

Finance income	326	-	-	-	-	-	-	326
Finance costs	(50)	-	-	-	-	-	-	(50)
Income before income taxes	22,612	(188)	(30)	15	-	-	462	22,871

Income tax expense	5,613	-	-	(225)	-	-	-	5,388
Non-controlling interests	4,548	-	-	-	-	(4,548)	-	-
Net income	$12,451	$(188)	$(30)	$240	$-	$4,548	$462	$17,483

Attributable to:
Equity holders of the Company	$12,451	$(269)	$(30)	$240	$(420)	$-	$462	$12,434
Non-controlling interests	-	81	-	-	420	4,548	-	5,049
	$12,451	$(188)	$(30)	$240	$-	$4,548	$462	$17,483

Other comprehensive loss, net of taxes
Unrealized loss on available for sale securities	$1,442	$-	$-	$-	$-	$-	$-	$1,442
Currency translation adjustment	4,823	(255)	-	(9)	-	-	-	4,559
Other comprehensive loss	6,265	(255)	-	(9)	-	-	-	6,001
Comprehensive income	$18,716	$(443)	$(30)	$231	$-	$4,548	$462	$23,484

Attributable to:
Equity holders of the Company	$18,716	$(966)	$(30)	$233	$(420)	$-	$462	$17,995
Non-controlling interests	-	523	-	(2)	420	4,548	-	5,489
	$18,716	$(443)	$(30)	$231	$-	$4,548	$462	$23,484

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the six months period ended September 30, 2010:

	Canadian		Transitional Adjustments (note 25 (e))
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS

Sales	$73,067	$-	$-	$-	$-	$-	$-	$73,067
Cost of sales	19,948	-	-	(15)	-	-	-	19,933
Gross profit	53,119	-	-	15	-	-	-	53,134

General and administrative	8,546	(4)	4	-	-	-	-	8,546
General exploration and property investigation	2,435	-	-	-	-	-	-	2,435
Foreign exchange gain	(168)	(135)	-	-	-	-	-	(303)
Loss on disposal of plant and equipment	449							449
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	-	-	(537)
Income from operations	42,394	139	(4)	15	-	-	-	42,544

Dilution gain and share of income from an associate	1,298	-	-	-	-	-	462	1,760
Gain on investments	77	-	-	-	-	-	-	77
Other income	196	-	-	-	-	-	-	196
Income before finance items and income taxes	43,965	139	(4)	15	-	-	462	44,577

Finance income	591	-	-	-	-	-	-	591
Finance costs	(110)	-	-	-	-	-	-	(110)
Income before income taxes	44,446	139	(4)	15	-	-	462	45,058

Income tax expense	8,865	-	-	(225)	-	-	-	8,640
Non-controlling interests	9,029	-	-	-	-	(9,029)	-	-
Net income	$26,552	$139	$(4)	$240	$-	$9,029	$462	$36,418

Attributable to:
Equity holders of the Company	$26,552	$43	$(4)	$240	$(738)	$-	$462	$26,555
Non-controlling interests	-	96	-	-	738	9,029	-	9,863
	$26,552	$139	$(4)	$240	$-	$9,029	$462	$36,418

Other comprehensive loss, net of taxes
Unrealized loss on available for sale securities	$1,149	$-	$-	$-	$-	$-	$-	$1,149
Currency translation adjustment	(923)	3,833	-	(9)	-	-	-	2,901
Other comprehensive loss	226	3,833	-	(9)	-	-	-	4,050
Comprehensive income	$26,778	$3,972	$(4)	$231	$-	$9,029	$462	$40,468

Attributable to:
Equity holders of the Company	$26,778	$3,198	$(4)	$233	$(738)	$-	$462	$29,929
Non-controlling interests	-	774	-	(2)	738	9,029	-	10,539
	$26,778	$3,972	$(4)	$231	$-	$9,029	$462	$40,468

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is reconciliation of the Company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended March 31, 2011:

	Canadian			Transitional Adjustments (note 25 (e))
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS

Sales	$167,327	$-	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	41,944	-	-	(60)	-	-	-	-	41,884
Gross profit	125,383	-	-	60	-	-	-	-	125,443

General and administrative	18,698	6	(135)	-	-	-	-	304	18,873
General exploration and property investigation	3,319	-	-	-	-	-	-	-	3,319
Foreign exchange loss	2,762	41	-	-	-	-	-	-	2,803
Loss on disposal of plant and equipment	677	-	-	-	-	-	-	-	677
Gain on disposal of mineral rights and properties	(537)	-	-	-	-	-	-	-	(537)
Income from operations	100,464	(47)	135	60	-	-	-	(304)	100,308

Dilution gain and share of income from an associate	6,563	-	-	-	-	-	180	-	6,743
Gain on investments	1,788	-	-	-	-	-	-	-	1,788
Other income	511	-	-	-	-	-	-	-	511
Income before finance items and income taxes	109,326	(47)	135	60	-	-	180	(304)	109,350

Finance income	1,461	-	-	-	-	-	-	-	1,461
Finance costs	(251)	-	-	-	-	-	-	-	(251)
Income before income taxes	110,536	(47)	135	60	-	-	180	(304)	110,560

Income tax expense	21,061	-	-	(218)	-	-	-	-	20,843
Non-controlling interests	20,626	-	-	-	-	(20,626)	-	-	-
Net income	$68,849	$(47)	$135	$278	$-	$(20,626)	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive Income, net of taxes
Unrealized gain on available for sale securities	$4,431	$-	$-	$-	$-	$-	$-	$-	4,431
Currency translation adjustment	14,260	2,047	-	(28)	-	-	18	2	16,299
Other comprehensive income	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

(d) Statement of cash flows

For the three and six months ended September 30, 2010, the conversion to IFRS did not result in material changes to the statement of cash flows.

For the year ended March 31, 2011, the conversion to IFRS did not result in material changes to the statement of cash flows.

(e) Notes to the reconciliations

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

September 30, 2010: Foreign exchange differences of $3,333 were adjusted to respective non-current assets and retained earnings with a corresponding loss of $188 and gain of $139 recognized in net income in the three and six months period, respectively.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and retained earnings with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

September 30, 2010: Adjustments of $19,865 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

September 30, 2010: Stock-based compensation was increased by $30 and $4 with corresponding adjustments made to contributed surplus and retained earnings in the three and six months period, respectively.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

September 30, 2010: Non-current assets were reduced by $742, with the respective adjustments made to non-controlling interests and equity. $240 is adjusted to increase net income mainly due to the reversal of deferred taxes in the three and six months period.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

September 30, 2010: Non-controlling interests balance increased by $738.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

September 30, 2010: adjustment of $462 was made to non-current assets with corresponding increase in comprehensive income in the three and six months period.

March 31, 2011: adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income.

SILVERCORP METALS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (September 30, 2010 - $nil, April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

26.	COMPARATIVE FIGURES

Certain prior period's comparative figures have been reclassified to conform with the current period's presentation.